

March 31, 2015

Via E-Mail
Dennis J. Hickey
Principal Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

> **Re:** **Colgate-Palmolive Company**
> **Form 10-K**
> **Filed February 19, 2015**
> **File No. 1-00644**

Dear Mr. Hickey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Executive Overview and Outlook, page 17

1. You indicate that you remeasure the financial statements of CP Venezuela at the end of each month at the rate at which you expect to remit future dividends, which, based on the advice of legal counsel, is the SICAD I rate. We have the following comments in this regard.
   - In light of the new exchange mechanism, SICAD II which began operating in March 2014, please tell us what consideration was given to using the SICAD II rate. Please explain the limitations, assumptions and uncertainties regarding the ability to settle transitions using the SICAD I and SICAD II rates; and

- In light of the fact that (i) you disclose that your cash and cash equivalents balance includes amounts that are subject to currency exchange controls which limits the amount of cash and cash equivalents that can be repatriated and (ii) you have undistributed earnings of foreign subsidiaries for which no U.S. income or foreign withholding taxes have been provided because you do not currently anticipate a need to repatriate earnings, please provide us with additional information to explain why you expect to remit future dividends at the SICAD I rate.

2. We note your disclosure that you will continue to assess the impact, if any, of the changes in Venezuela's foreign currency exchange regime. Please expand your disclosures in future filings to quantify the potential impact to your financial statements if (i) you are required to remeasure the financial statements of CP Venezuela at a rate less favorable than the SICAD I rate and (ii) if CP Venezuela is unable to obtain sufficient U.S. dollars from CENOCOEX or the SICAD market to fund its requirement for imported goods and instead needs to access the SIMADI market.

<u>Critical Accounting Policies and Use of Estimates, page 44</u>

3. We note that the asset impairment analysis related to the fixed assets of your subsidiary in Venezuela requires your best estimate of future exchange rates between the U.S. dollar and the Venezuelan bolivares, the rate of inflation in Venezuela, the timing and amount of future selling price increases for products sold in Venezuela and whether you have sufficient access to U.S. dollars to fund imports. In light of your first risk factor on page 4, please expand your disclosures in future filings to provide more insight into these significant management judgments and estimates, including your bases for arriving at these assumptions. See Section 501.14 of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief